Via Facsimile and U.S. Mail
Mail Stop 6010

March 28, 2007

Mr. Geert Kersten
Chief Financial Officer
CEL-SCI Corporation
8229 Boone Blvd., Suite 802
Vienna, VA 22182

Re: **CEL-SCI Corporation**
      Form 10-K for the Fiscal Year Ended September 30, 2006
      Filed December 21, 2006
      File No. 001-11889

Dear Mr. Kersten:

        We have reviewed your filing and have the following comment. We have limited
our review to only your financial statements and related disclosures and do not intend to
expand our review to other portions of your documents. In our comment, we ask you to
provide us with information so we may better understand your disclosure. Please be as
detailed as necessary in your explanation. After reviewing this information, we may raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2006

Item 9A. Disclosure Controls and Procedures

   1. You do not clearly conclude whether or not your disclosure controls and
       procedures are effective. Please provide us clarification in a disclosure-type
       format.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filings.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant